UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange of 1934

(Amendment No. 9)

ReNew Energy Global plc
(Name of Issuer)

Class A ordinary shares, nominal value of $0.0001
(Title of Class of Securities)

G7500M 104
(CUSIP Number)

Kathryn Daniels Canada Pension Plan Investment Board One Queen Street East Suite 2500 Toronto, Ontario M5C 2W5 Canada Tel: (416) 868-4075
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 10, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7500M 104

1	NAME OF REPORTING PERSON Canada Pension Plan Investment Board
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 88,846,844 (2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 88,846,844(2)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 88,846,844(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.6%% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1) This calculation is based on 244,266,823 Class A ordinary shares (excluding treasury shares), nominal value of $0.0001 (the “Shares”), of ReNew Energy Global plc, a public limited company incorporated in England and Wales (the “Issuer”), outstanding as of March 31, 2024, as reported by the Issuer in its Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 30, 2024.

(2) The Reporting Person currently holds 76,501,166 Shares of the Issuer. In addition, the Business Combination Agreement grants the Reporting Person the right to, at its discretion, transfer the ordinary shares of Renew Power Private Limited, a company with limited liability incorporated under the laws of India and subsidiary of the Issuer (“ReNew India”), held by the Reporting Person (the “India Shares”) to the Issuer in exchange for an aggregate of 12,345,678 Shares. As of September 30, 2024, the Reporting Person is considered to beneficially own an aggregate of 88,846,844 Shares, or 34.6% of the voting rights associated with the outstanding Shares (including 12,345,678 voting rights exercisable by the Reporting Person by virtue of the Class D Share held by the Reporting Person).

(3) The Reporting Person also holds one Class D ordinary share of the Issuer, nominal value of $0.0001 (the “Class D Share”). The Class D Share effectively gives the Reporting Person the right to exercise its voting rights as if the Reporting Person had already converted the India Shares into Shares.

Explanatory Note

This Amendment No. 9 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Person on September 2, 2021 and amended and supplemented on February 15, 2022, February 18, 2022, February 24, 2022, September 23, 2022, October 3, 2022, March 2, 2023, March 8, 2023, and July 26, 2023 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Original Schedule 13D. This Schedule 13D relates to the Class A ordinary shares, nominal value of $0.0001 (the “Shares”), of ReNew Energy Global plc, a public limited company incorporated in England and Wales (the “Issuer”), having its registered office at c/o Vistra (UK) Ltd, 3rd Floor, 11-12 St. James’s Square, London, SW1Y 4LB United Kingdom.

Item 2.	Identity and Background.

This Amendment amends and restates the final paragraph of Item 2 of the Original Schedule 13D in its entirety as follows:

In accordance with the provisions of General Instruction C to Schedule 13D, with respect to the Reporting Person, information concerning the name, business address, principal occupation and citizenship of its general partners, executive officers and board of directors and each person controlling the Reporting Person (collectively, the “Covered Persons”), required by Item 2 of Schedule 13D, is provided on Schedule I and is incorporated by reference herein. To the Reporting Person's knowledge, none of the Covered Persons listed on Schedule I has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Schedule I to this Amendment amends and restates the information set forth on Schedule I to the Original Schedule 13D in its entirety.

Item 4.	Purpose of Transaction.

The information set forth in Item 6 of this Schedule 13D is hereby incorporated herein by reference.

This Amendment amends and supplements Item 4 of the Original Schedule 13D by adding the following:

Non-Binding Proposal

On December 10, 2024, the Reporting Person, Platinum Hawk C 2019 RSC Limited (“Platinum Hawk”), Abu Dhabi Future Energy Company PJSC-Masdar (“Masdar”) and Sumant Sinha (“Founder” and, together with the Reporting Person, Platinum Hawk and Masdar, the “Consortium” and each member in the Consortium, a “Consortium Member”) jointly submitted a non-binding proposal (the “Proposal”) to the board of directors of the Issuer (the “Board”) by the Consortium to acquire all of the Shares (on a fully diluted basis) of the Issuer not presently owned by the Consortium Members at a price per Share equal to $7.07 by way of a UK scheme of arrangement (the “Proposed Transaction”). The Consortium Members may seek to add new members to the Consortium. The Consortium Members expect to engage in communications with the Special Committee of the Board, comprised entirely of disinterested non-management directors and acting in consultation with independent financial and legal advisors, relating to the Proposal. The Reporting Person does not intend to update this Schedule 13D to reflect developments relating to the Proposed Transaction except to the extent required by law.

The Proposal is non-binding, and no agreement, arrangement or understanding between the Consortium or any Consortium Members, on the one hand, and the Issuer, on the other hand, relating to the Proposal, the Proposed Transaction or any other transaction will be created until such time as definitive agreements for the Proposed Transaction have been executed and delivered. The Proposal states that the Consortium Members are interested only in acquiring the Shares (on a fully diluted basis) not already owned by the Consortium Members and that the Consortium Members that are existing shareholders of the Issuer do not intend to sell their Shares to any third party. According to the Proposal, the definitive agreements, if, as and when executed and delivered, would contain customary terms, including closing conditions for necessary regulatory approvals and obtaining the approvals required by the UK Companies Act 2006 in respect of the proposed scheme of arrangement.

References to, and descriptions of, the Proposal in this Schedule 13D are qualified in their entirety by the terms of the Proposal, a copy of which is attached hereto as Exhibit 99.11 and is incorporated in its entirety into this Item 4.

Item 5.	Interest in Securities of the Issuer.

This Amendment amends and restates Item 5 of the Original Schedule 13D in its entirety as follows:

(a) - (b) See Items 7 to 11 and Item 13 on page 2 of this Schedule 13D.

The Reporting Person beneficially owns, and has sole voting power and sole dispositive power with respect to, 88,846,844 Shares (including 12,345,678 voting rights exercisable by the Reporting Person by virtue of the Class D Share held by the Reporting Person), representing approximately 29.2% of the voting rights associated with the outstanding Shares. Such percentage is calculated based on an aggregate of 304,240,632 Shares, comprised of (i) 244,266,823 Shares outstanding as of March 31, 2024, as reported by the Issuer in its Annual Report on Form 20-F filed with the SEC on July 30, 2024, (ii) 12,345,678 Shares that would have been issued to the Reporting Person if the Reporting Person had exchanged its existing ordinary shares in ReNew India that they hold at the relevant time for Shares at an exchange ratio of 1-to-0.8289, (iii) 11,437,723 Shares that would have been issued to Founder and his affiliates if Founder and his affiliates had exchanged their existing ordinary shares in ReNew India that they hold at the relevant time for Shares at an exchange ratio of 1-to-0.8289 and (iv) 36,190,408 Shares issuable to Founder upon the exercise of options held by Founder that were exercisable within 60 days from the date hereof.

Pursuant to Section 13(d) of the Act, by virtue of the relationships described in this Schedule 13D and the Consortium Bid Conduct Agreement, the Reporting Person may be deemed to be a member of a “group” with Platinum Hawk, Masdar and Founder. However, the Reporting Person expressly disclaims beneficial ownership of the Shares beneficially owned by Platinum Hawk, Founder or any other reporting person(s). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Person beneficially owns any Shares that are beneficially owned by Platinum Hawk, Founder or any other reporting person(s). The Reporting Person is only responsible for the information contained in this Schedule 13D and assumes no responsibility for information contained in any other Schedule 13D filed by Platinum Hawk, Founder or any other reporting person(s).

Based on the Schedule 13D filed by Platinum Hawk with the SEC on the date hereof, Platinum Hawk beneficially owns 58,170,916 Shares. Based on an aggregate of 304,240,632 Shares, comprised of (i) 244,266,823 Shares outstanding as of March 31, 2024, as reported by the Issuer in its Annual Report on Form 20-F filed with the SEC on July 30, 2024, (ii) 12,345,678 Shares that would have been issued to the Reporting Person if the Reporting Person had exchanged its existing ordinary shares in ReNew India that they hold at the relevant time for Shares at an exchange ratio of 1-to-0.8289, (iii) 11,437,723 Shares that would have been issued to Founder and his affiliates if Founder and his affiliates had exchanged their existing ordinary shares in ReNew India that they hold at the relevant time for Shares at an exchange ratio of 1-to-0.8289 and (iv) 36,190,408 Shares issuable to Founder upon the exercise of options held by Founder that were exercisable within 60 days from the date hereof, Platinum Hawk beneficially owns approximately 19.1% of the outstanding Shares.

Based on the Schedule 13D filed by Founder with the SEC on the date hereof, Founder beneficially owns 47,628,131 Shares. Based on an aggregate of 304,240,632 Shares, comprised of (i) 244,266,823 Shares outstanding as of March 31, 2024, as reported by the Issuer in its Annual Report on Form 20-F filed with the SEC on July 30, 2024, (ii) 12,345,678 Shares that would have been issued to the Reporting Person if the Reporting Person had exchanged its existing ordinary shares in ReNew India that they hold at the relevant time for Shares at an exchange ratio of 1-to-0.8289, (iii) 11,437,723 Shares that would have been issued to Founder and his affiliates if Founder and his affiliates had exchanged their existing ordinary shares in ReNew India that they hold at the relevant time for Shares at an exchange ratio of 1-to-0.8289 and (iv) 36,190,408 Shares issuable to Founder upon the exercise of options held by Founder that were exercisable within 60 days from the date hereof, Founder beneficially owns approximately 15.7% of the outstanding Shares.

Accordingly, in the aggregate, the Reporting Person, Platinum Hawk and Founder may be deemed to beneficially own 194,645,891 Shares. Based on an aggregate of 304,240,632 Shares, comprised of (i) 244,266,823 Shares outstanding as of March 31, 2024, as reported by the Issuer in its Annual Report on Form 20-F filed with the SEC on July 30, 2024, (ii) 12,345,678 Shares that would have been issued to the Reporting Person if the Reporting Person had exchanged its existing ordinary shares in ReNew India that they hold at the relevant time for Shares at an exchange ratio of 1-to-0.8289, (iii) 11,437,723 Shares that would have been issued to Founder and his affiliates if Founder and his affiliates had exchanged their existing ordinary shares in ReNew India that they hold at the relevant time for Shares at an exchange ratio of 1-to-0.8289 and (iv) 36,190,408 Shares issuable to Founder upon the exercise of options held by Founder that were exercisable within 60 days from the date hereof, the Reporting Person, Platinum Hawk and Founder may be deemed to beneficially own approximately 64.0% of the outstanding Shares.

(c)       Except as described in this Schedule 13D, neither the Reporting Person nor, to the Reporting Person’s knowledge, any Covered Person has effected any transactions in the Shares during the past sixty days.

(d)       No person (other than the Reporting Person) is known to the Reporting Person or, to the Reporting Person’ knowledge, the Covered Persons, to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares covered by this Schedule 13D.

(e)       Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in or incorporated by reference in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

This Amendment amends and supplements Item 6 of the Original Schedule 13D by adding the following:

Consortium Bid Conduct Agreement

On December 10, 2024, the Reporting Person, Platinum Hawk, Masdar and Founder entered into a consortium bid conduct agreement (the “Consortium Bid Conduct Agreement”), pursuant to which the Consortium Members agreed, among other things, to cooperate and work together in good faith and act reasonably in connection with the implementation and conduct of the Proposal and the Proposed Transaction. The Consortium Bid Conduct Agreement regulates (i) conduct of and responsibilities for the Proposal and the Proposed Transaction among the Consortium Members, (ii) admission and withdrawal of members of the Consortium, (iii) engagement of advisors and (iv) expense sharing. Pursuant to the Consortium Bid Conduct Agreement, none of the Shares held by any Consortium Member that is an existing shareholder of the Issuer, or its affiliates will be subject to the scheme of arrangement and instead, all of such Shares will remain shares of the Issuer immediately following the consummation of the Proposed Transaction.

In addition, the Consortium Members have reached a preliminary understanding on certain arrangements relating to governance, share transfer restrictions, and put and call options following the closing of the Proposed Transaction.

References to, and descriptions of, the Consortium Bid Conduct Agreement in this Schedule 13D are qualified in their entirety by the terms of the Consortium Bid Conduct Agreement, a copy of which is attached hereto as Exhibit 99.12, which is incorporated in its entirety into this Item 6.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description
99.1	Shareholders’ Agreement, dated as of August 23, 2021, by and among the Issuer, the Reporting Person, Cognisa Investment, Mr. Sumant Sinha, Wisemore Advisory Private Limited, GS Wyvern Holdings Limited, Platinum Hawk C 2019 RSC Limited, Jera Power RN B.V. and RMG Sponsor II, LLC (incorporated by reference to Exhibit 4.5 of Amendment No. 1 to the Issuer’s Form F-4 (File No. 333-256228) filed with the Securities and Exchange Commission on June 21, 2021).
99.2	Registration Rights, Coordination and Put Option Agreement, dated as of August 23, 2021, by and among the Issuer, the Reporting Person, ReNew Power Private Limited, RMG Sponsor II, LLC, GS Wyvern Holdings Limited, Platinum Hawk C 2019 RSC Limited, Sacef India, Jera Power RN B.V., Mr. Sumant Sinha, Cognisa Investment and Wisemore Advisory Private Limited (incorporated by reference to Exhibit 10.1 of Amendment No. 1 to the Issuer’s Form F-4 (File No. 333-256228) filed with the Securities and Exchange Commission on June 21, 2021).
99.3	Business Combination Agreement, dated as of February 24, 2021, by and among the Issuer (formerly known as ReNew Energy Global Limited), RMG Acquisition Corporation II, Philip Kassin (in the capacity as the RMG II Representative), Renew Power Global Merger Sub, GS Wyvern Holdings Limited, the Reporting Person, Green Rock B 2014 Limited, Mr. Sumant Sinha and Renew Power Private Limited (incorporated by reference to Exhibit 2.1 of RMG Acquisition Corporation II’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 24, 2021).
99.4	Amendment No. 1 to the Business Combination Agreement, dated as of May 17, 2021, by and among the Issuer (formerly known as ReNew Energy Global Limited), RMG Acquisition Corporation II, Philip Kassin (in the capacity as the RMG II Representative), Renew Power Global Merger Sub, GS Wyvern Holdings Limited, the Reporting Person, Green Rock B 2014 Limited, Mr. Sumant Sinha and Renew Power Private Limited (incorporated by reference to Exhibit 2.1 of RMG Acquisition Corporation II’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 18, 2021).
99.5	Sale and Purchase Agreement, dated as of February 11, 2022, by and between GS Wyvern Holdings Limited and the Reporting Person (incorporated by reference to Exhibit 99.5 to the Schedule 13D/A filed by the Reporting Person on February 15, 2022).
99.6	Sale and Purchase Agreement (Lock-up Securities), dated as of February 16, 2022, by and between GS Wyvern Holdings Limited and the Reporting Person (incorporated by reference to Exhibit 99.6 to the Schedule 13D/A filed by the Reporting Person on February 18, 2022).
99.7	September Sale and Purchase Agreement, dated as of September 23, 2022, by and between GS Wyvern Holdings Limited and the Reporting Person (incorporated by reference to Exhibit 99.7 to the Schedule 13D/A filed by the Reporting Person on September 23, 2022).
99.8	March Sale and Purchase Agreement, dated as of March 2, 2023, by and between GS Wyvern Holdings Limited and the Reporting Person (incorporated by reference to Exhibit 99.8 to the Schedule 13D/A filed by the Reporting Person on March 2, 2023).
99.9	Amendment No. 1 to Shareholders’ Agreement, effective as of July 24, 2023, by and among the Issuer, the Reporting Person, Cognisa Investment, Mr. Sumant Sinha, Wisemore Advisory Private Limited, Platinum Hawk C 2019 RSC Limited, Jera Power RN B.V. and MKC Investments, LLC (as successor to RMG Sponsor II, LLC) (incorporated by reference to Exhibit 99.9 to the Schedule 13D/A filed by the Reporting Person on July 26, 2023).
99.10	Standstill Agreement, dated as of July 24, 2023, by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit 99.10 to the Schedule 13D/A filed by the Reporting Person on July 26, 2023).
99.11	Proposal, dated December 10, 2024, from Canada Pension Plan Investment Board, Platinum Hawk C 2019 RSC Limited, Abu Dhabi Future Energy Company PJSC-Masdar and Sumant Sinha.
99.12	Consortium Bid Conduct Agreement, dated December 10, 2024, by and among Canada Pension Plan Investment Board, Platinum Hawk C 2019 RSC Limited, Abu Dhabi Future Energy Company PJSC-Masdar and Sumant Sinha.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 10, 2024

CANADA PENSION PLAN INVESTMENT BOARD

By	/s/ Kathryn Daniels
Name: Kathryn Daniels
Title: Managing Director, Head of Compliance

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that the undersigned ("CPPIB") does hereby make, constitute and appoint each of KATHRYN DANIELS, LOGAN WILLIS and PIERRE ABINAKLE, as its true and lawful attorneys-in-fact (the "Attorneys-In-Fact" and each an "Attorney-In-Fact"), to execute and deliver in its name and on its behalf, any and all filings, be they written or oral, required to be made by CPPIB with respect to securities which may be deemed to be beneficially owned by CPPIB under:

•	Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including those filings required to be submitted on Schedule 13D or Schedule 13G or any amendments thereto ("Exchange Act Filings"),

•	do and perform any and all acts for and on behalf of CPPIB which an Attorney-In-Fact determines may be necessary or desirable to complete and execute any such Exchange Act Filings, and timely file such document with the Securities and Exchange Commission; and

•	take any other action of any type whatsoever in connection with the foregoing which, in the opinion of an Attorney-In-Fact, may be of benefit to, in the best interest of, or legally required by, CPPIB (it being understood that the documents executed by an Attorney-In-Fact on behalf of CPPIB pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such Attorney-In-Fact may approve in the Attorney-In-Fact's sole discretion).

CPPIB hereby grants to each Attorney-In-Fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as CPPIB might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that each Attorney-In-Fact, or each Attorney-In-Fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted.

This Power of Attorney shall remain in full force and effect until either revoked in writing by CPPIB or until such time as the person to whom power of attorney has been hereby granted ceases to be an employee of CPPIB.

This Power of Attorney may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WH EREOF, the undersigned hereby executes this Power of Attorney effective as of the date set forth below.

CANADA PENSION PLAN INVESTMENT BOARD

By:	/s/ Patrice Walch-Watson
Name:	Patrice Walch-Watson
Title:	Senior Managing Director, General Counsel & Corporate Secretary
Date:	November 21, 2024

Schedule I

Directors of the Reporting Person

Judith Athaide

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Executive, The Cogent Group Inc.

Citizenship: Canada, United Kingdom

Sylvia Chrominska

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

Dean Connor

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

William ‘Mark’ Evans

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

Ashleigh Everett

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Executive, Royal Canadian Securities Limited

Citizenship: Canada

Tahira Hassan

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada, Pakistan

Nadir Mohamed

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

John Montalbano

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

Barry Perry

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

Mary Phibbs

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Australia, United Kingdom

Boon Sim

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: United States

Executive Officers of the Reporting Person

John Graham

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: President and Chief Executive Officer

Citizenship: Canada, United Kingdom

Maximilian Biagosch

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director, Global Head of Real Assets & Head of Europe

Citizenship: Germany

Edwin D. Cass

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Investment Officer

Citizenship: Canada

Andrew Edgell

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Credit Investments

Citizenship: Canada

Kristina Fanjoy

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Financial Officer

Citizenship: Canada, Croatia

Caitlin Gubbels

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Private Equity

Citizenship: Canada

Frank Ieraci

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Active Equities and Investment Science

Citizenship: Canada

Manroop Jhooty

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Head of Total Fund Management

Citizenship: Canada

Michel Leduc

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Public Affairs and Communications

Citizenship: Canada

Geoffrey Rubin

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & One Fund Strategist

Citizenship: Canada, United States, Switzerland

Priti Singh

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Risk Officer

Citizenship: Canada

Mary Sullivan

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Talent Officer

Citizenship: Canada

Agus Tandiono

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director, Head of Asia Pacific & Active Equities Asia

Citizenship: Indonesia

Heather Tobin

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Capital Markets and Factor Investing

Citizenship: Canada

Patrice Walch-Watson

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director, General Counsel & Corporate Secretary

Citizenship: Canada

Jon Webster

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Operating Officer

Citizenship: United Kingdom